Consent of Independent Registered Public Accounting Firm

The Board of Directors
MDI, Inc. and Subsidiaries:

We consent to the incorporation by reference in the Registration Statements (Form S-3 No. 333-_____) pertaining to the 5,306,122 shares of the common stock of MDI, Inc. and 150,000 shares of common stock issuable upon exercise of warrants at an exercise prices of $2.50 per share issued under a private placement financing of our report dated March 23, 2007 with respect to the consolidated financial statements of MDI, Inc. included in the Annual Report (Form 10-KSB) for the years ended December 31, 2006 and 2005 and to the use of our name as it appears under the caption “Experts.”.

/s/ PMB Helin Donovan, LLP
Austin, Texas
July 18, 2007